UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): September 29, 2020

The Good Earth Organics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

30088 Redwood Hwy Cave Junction, OR	97523
(Address of principal executive offices)	(Zip code)

(541) 592-4855

(Issuer’s telephone number, including area code)

Series Seed Preferred Stock, Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The attached exhibit is the final form of the subscription agreement being used in the Regulation A offering that is being conducted by The Good Earth Organics, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cave Junction, Oregon, on October 1, 2020.

THE GOOD EARTH ORGANICS, INC.

/s/ Elizabeth Wald
By Elizabeth Wald, Chief Executive Officer and Director